SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Westrock Coffee Company

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

96145W103

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1.	NAME OF REPORTING PERSON James E. Sowell
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 6,028,505
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 6,028,505
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,028,505
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.9%
12.	TYPE OF REPORTING PERSON IN

1.	NAME OF REPORTING PERSON Sowell Westrock GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION TX

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 6,028,505
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 6,028,505
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,028,505
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.9%
12.	TYPE OF REPORTING PERSON OO

1.	NAME OF REPORTING PERSON Sowell Westrock, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION TX

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 6,028,505
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 6,028,505
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,028,505
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.9%
12.	TYPE OF REPORTING PERSON PN

SCHEDULE 13G

Item 1.

(a)	Name of Issuer: Westrock Coffee Company (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices: 4009 N. Rodney Parham Rd., Little Rock, Arkansas 72212

Item 2.

(a)	Name of Person Filing:

This Statement on Schedule 13G is being filed by:

(i) Sowell Westrock, LP (“SWL”) as the direct holder 6,028,505 shares of Common Stock of the Issuer;

(ii) Sowell Westrock GP, LLC (“SWG”) with respect to the 6,028,505 shares of Common Stock of the Issuer held directly by SWL; and

(iii) James E. Sowell (“Sowell”), with respect to the 6,028,505 shares of Common Stock of the Issuer held directly by SWL.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. The filing of this statement should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the securities reported herein.

(b)	Address of Principal Business Office or, if None, Residence: 1601 Elm Street, Suite 3500 Dallas, Texas 75201

(c)	Citizenship: SWL and SWG are entities organized in the State of Texas. Sowell is a citizen of the United States.

(d)	Title and Class of Securities: Common stock, par value $0.01 per share

(e)	CUSIP No.: 96145W103

Item 3.

Not Applicable.

Item 4.	Ownership

6,028,505 shares of Common Stock of the Issuer are held of record by SWL. SWG is the general partner of SWL and as such has voting and investment power over the shares of Common Stock of the Issuer held by SWL. Mr. Sowell is the sole member and manager of SWG. In his capacity as the sole member and manager of SWG, Mr. Sowell may be deemed to exercise voting and investment control over the shares of Common Stock of the Issuer held by SWL.

SWG and Mr. Sowell do not directly own any shares of Common Stock of the Issuer.

For each of the Reporting Persons:

(a)	Amount Beneficially Owned: 6,028,505

(b)	Percent of Class: 6.9%

The percent of class is calculated using a total of 88,039,184 shares of Common Stock outstanding as of November 3, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 6,028,505

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 6,028,505

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person. Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person. Not applicable.

Item 8.	Identification and classification of members of the group. Not applicable.

Item 9.	Notice of Dissolution of Group. Not applicable.

Item 10.	Certifications. Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 29, 2024

/s/ James E. Sowell
James E. Sowell

Sowell Westrock GP, LLC

By:	/s/ James E. Sowell
Title:	Manager

Sowell Westrock, LP

By:	Sowell Westrock GP, LLC its general partner

By:	/s/ James E. Sowell
Title:	Manager